AD

50 3/6/03

03014191

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED MAR 0 3 2003 WASH., D.C. 155 SECTION

SEC FILE NUMBER
8- 35232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLFIRST BROKERAGE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 South Charles Street
(No. and Street)

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Mullican 410-244-4368 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 South Calvert Street (Address) Baltimore (City) Maryland (State) 21202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Mullican, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allfirst Brokerage Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public MY COMMISSION EXPIRES 8/1/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- * ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- * ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- *** ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flow

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not Applicable

*** None Noted

KPMG

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
Allfirst Brokerage Corporation.:

We have audited the accompanying statement of financial condition of Allfirst Brokerage Corporation, (the Company) as of December 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Company as of December 31, 2001, were audited by other auditors whose report thereon dated February 27, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allfirst Brokerage Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of the Computation of Net Capital under Rule 153c-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Baltimore, Maryland
February 24, 2003

Allfirst Brokerage Corporation
Statements of Financial Condition
December 31, 2002 and 2001

ASSETS	2002	2001
Cash on deposit with Allfirst Bank	$ 3,573,709	$ 6,265,601
Due from clearing broker	168,084	229,157
Trading Securities - U.S. Treasury Bills	6,195,684	2,196,292
State income taxes receivable	73,012	155,498
Other assets	383,777	324,404
Total assets	$ 10,394,266	$ 9,170,952

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses	$ 264,844	$ 357,167
Due to affiliates	982,039	1,137
Total liabilities	1,246,883	358,304
Stockholder's equity		
Common stock, $100 par value; authorized and issued 1,000 shares	100,000	100,000
Retained earnings	9,047,383	8,712,648
Total stockholder's equity	9,147,383	8,812,648
Total liabilities and stockholder's equity	$ 10,394,266	$ 9,170,952

The accompanying notes are an integral part of these financial statements.

Allfirst Brokerage Corporation
Statements of Income
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions and fees, net	$ 5,398,886	$ 6,242,849
Interest income	100,323	495,052
Total revenues	5,499,209	6,737,901
Expenses		
Salaries and other personnel costs	1,783,920	3,546,079
Early Retirement Charge	283,170	-
Commissions paid to affiliate	1,683,599	1,582,817
Marketing expense	182,302	514,005
Investment services performed by affiliates	292,583	734,353
Licenses and dues	164,902	362,340
Equipment costs	35,182	54,364
Communications expense	51,634	76,714
Other operating expenses	457,523	918,456
Total expenses	4,934,815	7,789,128
Income (loss) before income taxes	564,394	(1,051,227)
Income taxes (benefit)	229,659	(399,454)
Net income (loss)	$ 334,735	$ (651,773)

The accompanying notes are an integral part of these financial statements.

Allfirst Brokerage Corporation
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Retained Earnings	Total
Balance, December 31, 2000	$ 100,000	$ 11,264,421	$ 11,364,421
Net loss	-	(651,773)	(651,773)
Dividend to parent	-	(1,900,000)	(1,900,000)
Balance, December 31, 2001	100,000	8,712,648	8,812,648
Net income	-	334,735	334,735
Balance, December 31, 2002	$ 100,000	$ 9,047,383	$ 9,147,383

The accompanying notes are an integral part of these financial statements.

Allfirst Brokerage Corporation
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	$ 334,735	$ (651,773)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Change in unrealized gain/ loss on investments	(1,578)	66,282
Depreciation and amortization expense	64,127	54,907
Decrease in due from clearing broker	61,073	189,311
(Decrease)/increase in due to affiliates	980,902	(106,141)
(Increase)/decrease in state income taxes receivable	82,486	(145,127)
Decrease in other assets	3,427	104,566
(Decrease)/Increase in accrued expenses	(92,323)	177,244
Accretion of discount	(100,322)	(53,396)
Net cash provided by (used in) operating activities	1,332,527	(364,127)
Cash flows from investing activities		
(Increase)/Decrease in U.S. Treasury bills	(3,897,492)	6,536,522
Purchases of property and equipment	(126,927)	(268,197)
Net cash provided by (used in) investing activities	(4,024,419)	6,268,325
Cash flows from financing activities		
Dividend payment to parent	-	(1,900,000)
Net cash used in financing activities	-	(1,900,000)
Net (decrease)/increase in cash	(2,691,892)	4,004,198
Cash at beginning of year	6,265,601	2,261,403
Cash at end of year	$ 3,573,709	$ 6,265,601
Supplemental disclosure of cash flow information		
Net cash (refunded)/paid during the year for income taxes	$ (1,242,253)	$ 449,417

The accompanying notes are an integral part of these financial statements.

Allfirst Brokerage Corporation

Notes to Financial Statements

1. Summary of Significant Accounting Policies

A. Ownership and Business

Allfirst Brokerage Corporation (the "Company") is a wholly-owned subsidiary of Allfirst Bank, the principal subsidiary of Allfirst Financial Inc. ("AFI"), which is wholly-owned by Allied Irish Banks, plc ("AIB"). The Company is registered as a broker-dealer with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. The Company acts as a broker (agent) on behalf of customers in the purchase and sale of securities.

The Company's securities business has been limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. Under terms of the Company's agreement with the carrying broker-dealer, the Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

B. Commission Revenues, Net

Revenues and expenses related to securities transactions are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues, net of expenses related to purchases and sales of mutual funds on behalf of AFI's customers are included in the statements of operations on a settlement date basis. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

C. Trading Securities – U.S. Treasury Bills

U.S. Treasury bills are carried at market value and mature within one year from the date of purchase. Changes in market value from these trading securities are included in revenues. Unamortized original issue discounts on the U .S. Treasury bills of 1.82% are being amortized over the life of the issues. Accretion of these discounts is added to the amount of outstanding issues and is included as interest income.

D. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax benefits and consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets of a change in tax rates is recognized as either income or expense in the period that includes the enactment date.

The Company joins with AFI in filing a consolidated Federal income tax return. Income tax expense represents the income tax cost of including the Company's operations in such consolidated return plus state income taxes, which are paid by the Company.

E. Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2002 and 2001 and the reported amounts of revenues and expenses during the years ended December 31, 2002 and 2001. Actual results could differ from those estimates.

F. Property and Equipment

Property and equipment are reported in other assets and stated at cost less accumulated depreciation. Depreciation is charged to operating expense. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets ranging between 4 and 10 years. Maintenance and repairs are expensed as incurred, while improvements, which extend the useful life are capitalized and depreciated over the remaining life.

G. Stock Options

The Company retained the provisions of Accounting Principles Board Opinion 25 (" APB25"), *Accounting for Stock Issued to Employees*, therefore, no compensation expense is recognized on the grant date because the exercise price of the stock options equaled the market value of the underlying stock on the grant date. Statement of Financial Accounting Standards No. 123 ("SF AS 123"), *Accounting for Stock Based Compensation*, requires companies electing to retain the accounting prescribed in APB 25 to make pro forma disclosures of net income as if the fair value based method of accounting in SFAS 123 had been applied.

The fair value of stock options granted on September 20, 2001 was $7.53 per share and was estimated on the date of the grant using a Black-Scholes option pricing model. There were no new stock option grants in 2002. The following weighted average assumptions were used in the option pricing model:

	Stock Options Granted on 9/20/01
Expected future dividend yield............	3.14%
Volatility factor..............................	0.3506
Risk free interest rate	4.84%
Expected life of options.....................	7 years

The pro forma after tax net income (loss) of the Company that would have been reported in the statements of operations if the fair value method of accounting for stock options had been used is $273,838 and $(712,279), respectively, for the years ended December 31, 2002 and 2001.

2. Other Assets

Other assets comprise the following:

	2002	2001
Property and equipment, net of accumulated depreciation of $187,733 and $138,155 in 2002 and 2001, respectively	$ 383,777	$ 320,977
Deferred taxes receivable	-	3,427
Total other assets	$ 383,777	$ 324,404

3. Transactions with Affiliates

The Company's revenues, except for interest from U.S. Government and Agency investments, are initially collected by Allfirst Bank, which remits such amounts to the Company. The Company's operating expenses represent allocations of expenses incurred by Allfirst Bank that are determined to relate to the Company's operations. In addition, the Company entered into an interaffiliate agreement in 2002 with Allfirst Annuities Agency Corporation, a wholly-owned subsidiary of Allfirst Bank. This agreement requires an allocation which represents expenses incurred by the Company that are determined to relate to the operations of Allfirst Annuities Agency Corporation. Accordingly, the Company's financial position and results of operations may not be indicative of what would have existed had the Company been operated as an unaffiliated corporation.

Allfirst Brokerage Corporation
Notes to Financial Statements

A summary of transactions with affiliates for the years ended December 31, 2002 and 2001 included in the accompanying financial statements is as follows:

	2002	2001
Revenues collected by Allfirst Bank	$ 5,458,381	$ 6,959,756
Expenses paid by Allfirst Bank allocated to the Company		
Current Federal income tax	194,673	(331,088)
Commissions paid to affiliate	1,683,599	1,582,817
Investment services performed by affiliates	680,426	734,353
Marketing expense	425,836	499,153
Salaries and other personnel costs	620,976	482,775
Early Retirement Charge	658,536	-
Taxes, insurance, licenses and dues	4,148	2,754
Other operating costs	476,095	402,363
Expenses paid by or allocated to the Company which are allocated to Allfirst Annuities Agency Corporation		
Investment services performed by affiliates	387,843	
Marketing expense	241,655	
Salaries and other personnel costs	520,486	
Early Retirement Charge	375,366	
Taxes, insurance, licenses and dues	218,590	
Other operating costs	720,814	

The foregoing charges and credits have resulted in a net payable to affiliates of $982,039 and $1,137 at December 31, 2002 and 2001, respectively, after reflecting related net cash payments. All intercompany payables and receivables among affiliates are paid in the succeeding period.

4. Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan established and administered by Allfirst Bank which covers substantially all employees of the Company and provides monthly benefits upon retirement based on average salary and length of service. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.51% and 4.50%, respectively, in 2002 and 6.94% and 4.50%, respectively, in 2001. The 2002 and 2001 expected rate of return on long-term assets were both 10%. Pension costs for 2002 were $23,168 and for 2001 were $29,723.

The Company also participates in certain defined postretirement plans sponsored by AFI. Such plans provide medical and life insurance coverage to eligible employees and dependents based on age and length of service. Medical coverage options are the same as those available to active employees. The cost of plan coverage for retirees and their qualifying dependents is based upon a credit system that combines age and years of service. Substantially all employees become eligible for these benefits when they retire. Benefits are provided through an insurance company whose premiums are based on the benefits paid during the year. Postretirement benefit expenses for 2002 were $3,808 and for 2001 were $29,331.

The Company also participates in a defined contribution pension plan sponsored by AFI, which is in effect for substantially all full-time employees. Salaries and other personnel costs include $49,119 in 2002 and $56,213 in 2001 for such plans. The Company matches 100% of the first 3% and 50% of the next 3 % of an employee's contribution.

As part of an initiative to achieve efficiencies, the Allfirst Enhanced Voluntary Early Retirement Program was offered, effective December 1, 2002, for eligible employees who were at least 55 years of age and had at least 15 years of service under the Allfirst pension plan. The program enhancement added 3 years to each participant's age and 3 years to each participant's years of service when calculating pension benefits. Three employees of the Company elected to participate. 2002 results include a $283,170 charge which represents the cost of the program and is reflected on the income statement as the early retirement charge.

The above employee benefit expenses are allocated to the Company based on the number of full time employee equivalents. Information regarding the pension plan is with Allfirst Bank.

5. Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The rule requires that the Company maintain minimum net capital, as defined, of $250,000, and aggregate indebtedness, as defined, shall not exceed fifteen times net capital. The Company's excess net capital at December 31, 2002 was $4,855,333. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

The Company's securities business has been limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company's accounting records indicate that it did not hold funds or securities for or owe money or securities to customers at December 31, 2002. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis, and promptly transmits all customer funds and securities to the clearing broker.

6. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2002 and 2001 is reconciled to the amount computed by applying the Federal corporate tax rate of 35% to income before income taxes as follows:

	2002	2001
Taxes at statutory rate on income before income taxes	$ 197,537	$ (367,929)
Permanent differences	8,015	12,913
State income taxes, net of Federal income tax benefits	22,741	(44,438)
Other	1,366	-
Total income tax expense (benefit)	$ 229,659	$ (399,454)

Income tax expense (benefit) for the years ended December 31, 2002 and 2001 comprises the following:

	2002	2001
Federal	$ 194,673	$ (331,088)
State	34,986	(68,366)
Total income tax expense (benefit)	$ 229,659	$ (399,454)

At December 31, 2002 deferred tax liabilities were $18,014. At December 31, 2001 deferred tax assets were $3,427.

7. Stock Options and Awards

Two employees of the Company were granted options to acquire AIB American Depository Receipts (" ADRs") under AFI' s 1997 and 1999 Stock Option Plans. The options are granted at no less than the fair market value of the stock at the date of the grant. Options granted in 1999 and 2000, with the exception of the options granted under the Allfirst Shares Plan (see below) vest one half in 24 months and one half in 36 months from the grant date and must be exercised within 10 years of the grant date or they will expire. Options granted on December 29, 1997 vested 6 months from the grant date and must be exercised within 7 years of the grant date or they will expire. AFI and an independent trustee have created a trust which has been funded with AIB ADRs acquired in the open market by the trust with the proceeds of a loan from AFI.

During 1999, Allfirst implemented an employee stock option program called Allfirst Shares which is part of the 1997 Stock Option Plan. Each full and part-time employee who was eligible for employee benefits and was employed by the Company as of May 4, 1999 received an option to purchase up to 100 AIB ADRs. The options may be exercised (i) any time after May 4, 2002 and before May 4, 2004, as long as the closing price of AIB ADRs has equaled or exceeded 150% of the exercise price for five consecutive days at any time after the grant date; or (ii) any time after May 4, 2004, regardless of the price of the ADRs. The options must be exercised within 10 years of the grant date or they will expire.

The summary of the status or the options granted to the Company's employees under AFI's stock option plans as of December 31, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year...	53,350	$ 22.47	36,350	$ 22.58
Granted................................	-	-	17,000	21.65
Exercised................................	(9,950)	18.44	-	-
Forfeited................................	-	-	-	-
Outstanding at end of year...........	43,400	$ 22.27	53,350	$ 22.47

8. Liabilities Subordinated to General Creditors

At December 31, 2002 and 2001, the Company had no liabilities subordinated to general creditors.

Supplemental Schedule

Allfirst Brokerage Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital		
Stockholder's equity		
Common stock	$	100,000
Retained earnings		9,047,383
		9,147,383
Deduction for nonallowable assets		
Intercompany accounts with parent - cash		(3,417,177)
Due from clearing brokers		(168,084)
Other assets		(456,789)
		(4,042,050)
Net capital	$	5,105,333
Aggregate indebtedness		
Payable to brokers and dealers	$	39,238
Other liabilities		1,207,645
Total aggregate indebtedness	$	1,246,883
Percentage of aggregate indebtedness to net capital		24.42%
Computation of basic net capital requirement		
Minimum net capital required	$	250,000
Total excess net capital	$	4,855,333

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Allfirst Brokerage Corporation and included in the Company's unaudited amended Part II FOCUS filing as of the same date.

Other Information

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Allfirst Brokerage Corporation:

In planning and performing our audit of the financial statements of Allfirst Brokerage Corporation, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Baltimore, Maryland
February 24, 2003